                                                                    EXHIBIT 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                 STOCK CODE: 525
                             REVISED ANNUAL CAP FOR
                       CONTINUING CONNECTED TRANSACTIONS

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This announcement is made pursuant to Rule 14A.36 of the Listing Rules.

Reference is made to the announcement of the Company dated 13 January 2006 and the circular of the Company dated 27 January 2006 in respect of, among others, the GS Comprehensive Services Agreement for the provision of certain services by GS to the Company. The GS Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 3 March 2006 in compliance with the Listing Rules.


As a result of the completion of the construction of the Fourth Railway Line and the operation of 11 sets of new EMUs in April 2007 which will be increased to 20 sets by the end of 2007, the Directors expect that more complementary services from GS will be required and the annual cap for the transactions under the GS Comprehensive Services Agreement for the financial year ending 31 December 2007 will be exceeded. Accordingly, the Company and GS entered into the Supplemental Agreement on 19 April 2007 to, among others, adjust the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007 to RMB139.70 million.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms the Supplemental Agreement in respect of the increase in the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007. A circular will be despatched to the Shareholders as soon as practicable containing (1) details of the revised cap for the Continuing Connected Transactions; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notice of the EGM.
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Reference is made to the announcement of the Company dated 13 January 2006 and the circular of the Company dated 27 January 2006 in respect of, among others, the GS Comprehensive Services Agreement.


BACKGROUND

On 13 January 2006, the Company and GS entered into the GS Comprehensive Services Agreement pursuant to which GS agreed to provide security, property management, property construction and maintenance and other services to the Company at prices which are determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is the same as the pricing arrangement since the Company was listed on HKSE in 1996. The GS Comprehensive Services Agreement has a term of 3 years ending on 31 December

2008. Under the GS Comprehensive Services Agreement, the aggregate annual service fees payable by the Company to GS shall not exceed RMB74.91 million, RMB76.41 million and RMB77.94 million for the three years ending 31 December 2006, 2007 and 2008, respectively.


As GS is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GS Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GS Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 3 March 2006 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.


REVISION OF ANNUAL CAP


The aggregate service fees in respect of the Continuing Connected Transactions for the year ended 31 December 2006 was approximately RMB74.82 million, representing approximately 99.9% of the annual cap for the Continuing Connected Transactions for the year ended 31 December 2006. As of 31 March 2007, the aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement were approximately RMB24.50 million, representing approximately 32.1% of the annual cap for the Continuing Connected Transactions for the year ending 31 December 2007 as set out in the GS Comprehensive Services Agreement.


As a result of the completion of the construction of the Fourth Railway Line and the operation of 11 sets of new EMUs in April 2007 which will be increased to 20 sets by the end of 2007, the Directors expect that more complementary services from GS will be required and the annual cap for the Continuing Connected Transactions under the GS Comprehensive Services Agreement for the financial year ending 31 December 2007 will be exceeded. Accordingly, the Company and GS entered into the Supplemental Agreement on 19 April 2007 to adjust the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007 to RMB139.70 million.


Pursuant to the Supplemental Agreement, the term of the GS Comprehensive Services Agreement will be shortened to 2 years ending on 31 December 2007. Save for the above, all other terms of the GS Comprehensive Services Agreement shall remain unchanged.


The Directors (including the independent non-executive Directors) consider that the transactions under the GS Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group, the transactions under the GS Comprehensive Services Agreement are conducted on an arm's length basis and on normal commercial terms. The executive and non-executive Directors also consider that the increase of the annual cap for the Continuing Connected Transactions is fair and reasonable and in the interests of the Group and the Shareholders as a whole.


As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules on the revised annual cap under the GS Comprehensive Services Agreement for the year ending 31 December 2007 exceed 2.5% and the total annual transaction amount is more than HK$10 million, the revision of the annual cap is subject to the approval by the Independent Shareholders in accordance with Chapter 14A of the Listing Rules.

GENERAL

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services.


GR Group Company (including GS) controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company is the only available provider in the market for certain services that the Company requires in its operations. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.


The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the service fees under the Continuing Connected Transactions shall exceed the revised annual cap, or that there is any material amendment to the terms of the GS Comprehensive Services Agreement (as amended by the Supplemental Agreement).


The Supplemental Agreement and the revision to the annual cap of the Continuing Connected Transactions will be subject to approval by the Independent Shareholders in an extraordinary general meeting by way of poll where GR Group Company and its associates will abstain from voting.


An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms the Supplemental Agreement in respect of the increase in the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007.


A circular will be despatched to the Shareholders as soon as practicable containing (1) details of the revised cap for the Continuing Connected Transactions; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notice of the EGM.


DEFINITIONS


In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:


"associate(s)"                has the meaning ascribed thereto under the Listing
                              Rules

"Board"                       the board of Directors

"Company"                     Guangshen Railway Company Limited (CHINESE
                              CHARACTER), a joint stock limited company
                              incorporated in the PRC, the H Shares of which are
                              listed on HKSE and the ADSs of which are listed on
                              NYSE

"Continuing Connected         the transactions contemplated under the GS
 Transactions"                Comprehensive Services Agreement


"Directors"                   the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held for the purpose of, among others, considering the revised cap for the Continuing
                              Connected Transactions

"EMUs"                        Electric Multiple Units train

"Fourth Railway Line"         the fourth railway line constructed by the Company
                              between Guangzhou and Shenzhen through Xintang and
                              Pinghu

"GR Group Company"            Guangzhou Railway (Group) Company (CHINESE
                              CHARACTER), a state-owned enterprise under the
                              administration of the MOR and also the largest
                              shareholder of the Company holding approximately
                              41% of the issued share capital of the Company

"Group"                       the Company and its subsidiaries

"GS"                          Guangshen Railway Enterprise Development
                              Company (CHINESE CHARACTER), a wholly-owned subsidiary of GR Group Company

"GS Comprehensive Services    the comprehensive services agreement entered into
 Agreement"                   between GS and the Company dated 13 January 2006
                              in relation to the provision of certain services
                              by GS

"H Share(s)"                  overseas listed foreign Share(s), which are
                              subscribed for and traded in Hong Kong dollars on
                              HKSE

"HKSE"                        The Stock Exchange of Hong Kong Limited

"Hong Kong"                   The Hong Kong Special Administrative Region of the
                              PRC

"Independent Board            an independent committee of the Board comprising
 Committee"                   Mr. Chang Loong Cheong, Ms. Deborah Kong and
                              Mr. Wilton Chau Chi Wai who are independent
                              non-executive Directors

"Independent Shareholders"    Shareholders other than GR Group Company and its
                              associates

"Listing Rules"               the Rules Governing the Listing of Securities on
                              HKSE

"MOR"                         Ministry of Railways (CHINESE CHARACTER), PRC

"NYSE"                        The New York Stock Exchange, Inc.

"PRC"                         The People's Republic of China

"RMB"                         Renminbi, the lawful currency of the PRC

"Shareholder(s)"              holder(s) of Shares


"Share(s)"                    shares of nominal value RMB 1.00 each in the
                              share capital of the Company

"Supplemental Agreement"      the supplemental agreement entered into between GS
                              and the
                              Company dated 19 April 2007

"HK$" Hong Kong dollars, the lawful currency of Hong Kong

"%"                           per cent


                                                By Order of the Board
                                         GUANGSHEN RAILWAY COMPANY LIMITED
                                                  GUO XIANGDONG
                                                 Company Secretary


Shenzhen, the PRC, 19 April 2007


As at the date of this announcement, the Board comprises:


Executive Directors
Wu Junguang
Yang Yiping
Yang Jinzhong
Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming
Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai
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